SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement:  01 July 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DC10-154                                                                                                  July 1, 2010
BT CUSTOMERS SCORE WITH HUGE SAVINGS ON SKY SPORTS 1 AND SKY SPORTS 2
BT today heralded a new era of competition in pay-TV by launching the UK's best value deal for Sky Sports 1 and Sky Sports 2 for just £16.99 a month.
     BT Vision customers can add the channels for the simple monthly price on a month-by-month contract. If they only want to add either one of Sky Sports 1 or Sky Sports 2 they can do so for only £11.99.*
Customers who are happy to commit to a bundle of broadband and calls for 24 months, can get an even better  deal with the BT 'total sports package', starting at just £6.99 for Sky Sports 1, ESPN and 'on demand' sport from BT Vision or £11.99 for Sky Sports 1 and Sky Sports 2, ESPN and 'on demand' sport.  The latter bundle works out £205 cheaper than Sky's current equivalent deal and £281 cheaper than Virgin Media over a year.**
     BT will be able to sign up customers for these packages from today, in plenty of time for the customer to enjoy the new Premier League football season, which starts on August 14.
     Research by BT indicated that around 4m more people in the UK would like to sign up for Sky Sports channels, but felt that it was too expensive.
     Gavin Patterson, chief executive of BT Retail, said: "Football fans will be cheering our new prices, which mark an end to paying for basic channels when you only want the sport.
     "We expect that entry prices as low as £6.99 will welcome in a huge number of extra customers who'd love to enjoy these channels, but thought they were too expensive.
     "A more competitive market will ensure that customers continue to get the best sport for the sharpest prices and this opening of the market will be in the best interests of customers."
          The start of a new more competitive market was sparked by a ruling from Ofcom, which obliged Sky to wholesale Sky Sports 1 and Sky Sports 2 at regulated prices to rivals such as BT.
     As well as Premier League football, Sky Sports 1 and Sky Sports 2 screen Champions League football, test cricket and rugby union.

ends
*
new 12 month broadband and Vision contract required
** bundle of Sky Sports 1, Sky Sports 2, ESPN, broadband excluding line rental

	Sky Sports 1 and Sky Sports 2 plus ESPN without line rental
	Sky	BT	Virgin Media
Offer components	Without line	Without line	Without line
	1 Entertainment Pack Freetime Calls TEWE BB Unlimited (20Mb/Unld)	£17.99 bundle BB Option 2 (20Mb/40Gb) Weekend calls Vision+ box	XL Broadband (20Mb/Unld) M Phone - UWP M+ TV
	Recordable Box	Recordable Box	Recordable Box
Basic TV***	£18.00	£0.00	£5.50
Sky Sports 1 % Sky Sports 2	£18.00	£11.99	£20.50
ESPN	£9.00	£0.00	£8.00
Broadband	£7.50	£17.99	£20.00
Box Subscription Charge	£0.00	£0.00	£5.00
Box Charge	£0.00	£60.00	£49.00
Set Up Charge	£0.00	£0.00	£0.00
Delivery Charge	£0.00	£4.99	£0.00
Total Standard Monthly	£52.50	£29.98	£59.00
Total Cost 12 Months	£630.00	£424.75	£706.00
Saving 12 Months with BT	£205.25	n/a	£281.25
Total Cost 24 Months	£1,260.00	£784.51	£1,414.00
Savings 24 Months with BT	£475.49	n/a	£629.49

***According to Sky.com, Sky Sports is available without a viewing pack, from £26pm.  However, this cannot be ordered online and when speaking to an advisor online or over the phone, BT was informed Sky Sports is only available with a viewing pack and that the website information was wrong.

CAVEAT:
Comparison based on costs of taking a broadband, calls and sports package. Excludes line rental. Content of packs differ, e.g. both Sky and Virgin include additional sports channels (i.e. Sky Sports 3, Sky Sports 4, ESPN America and, with Virgin Media only, ESPN HD); additional entertainment content (Sky Variety Pack or Virgin Media M+ TV pack); and unlimited broadband usage. Sky Talk includes evening calls to UK landlines. Based on packages available 30th June, 2010.

BT Total Sport packages

	Bundle	Vision box	Sky Sports 1, ESPN , BT Vision Sport	Total/mth	+Sky Sports 2	Total/ mth
Basic	BTTB Option 2, Unlimited Weekend calls £17.99	£60	£6.99	£24.98 With l/r £36.52*	11.99	£29.98 With l/r £41.52*
Standard	BTTB Option 2, Unlimited Weekend calls, Vision Bronze £32.99	£45	£6.99	£39.98 With l/r £51.52*	11.99	£44.98 With l/r £56.52*
Premium	BTTB Option 3, Unlimited Anytime Calling Plan, Vision Gold £48.99	£45	£6.99	£55.98 With l/r £67.52*	£11.99	£60.98 With l/r £72.52*

*line rental at £11.54 with direct debit. All with 24-month contracts

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 July 2010